

February 21, 2008

Mr. Joe G. Brooks
Chief Executive Office and President
Advanced Environmental Recycling Technologies, Inc.
914 N. Jefferson Street, Post Office Box 1237
Springdale, Arkansas   72765

Re: Advanced Environmental Recycling Technologies, Inc.
        Amendment No. 1 to Registration Statement on Form S-3
        Filed on February 6, 2008
        File No.: 333-147679
        Annual Report on Form 10-K for the FYE December 31, 2006;
        Form 10-Q for September 30, 2007; Form 10-Q for June 30, 2007; and
        Form 10-Q for March 31, 2007
        File No.: 1-10367

Dear Mr. Brooks:

        We have reviewed your filings and have the following additional comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1/A FILED FEBRUARY 6, 2008

General

        1. We note your response to prior comment 1. Please recall that under the
            PIPEs analysis, the securities must be outstanding shortly after the
            registration statement is effective, which is not the case with all of the

dividends you discuss in your response letter. In addition, while we believe that securities to be issued pursuant to Section 3(a)(9) of the Securities Act are deemed to be outstanding for purposes of General Instruction I.B.3 of Form S-3, this position assumes that the immediately overlying securities, in this case, the preferred shares to be issued as dividends, have been issued and are outstanding. Therefore, please amend your filing to remove common shares underlying preferred stock that has not yet been issued.

Our failure to maintain Nasdaq listing requirements . . . , page 4

2. We note the suspension of the company's Nasdaq listing is a "triggering event" which would give the Series D preferred stock holders the option to redeem their preferred stock. Please clarify, in this risk factor, that the price of redemption of the preferred shares is 120% of stated value plus accrued dividends. Please also discuss the potential impact on the market price of the company's stock.

Description of Securities, page 9

3. Please revise your description of the Series D preferred stock to explain whether it is convertible into Class A common stock or Class B common stock.

Financial Statements

General

4. As noted in comment 11 from our letter dated December 21, 2007, please revise to provide updated annual financial statements. Refer to Rule 3-01 of Regulation S-X, particularly sub-paragraphs (b) and (c).

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 21

5. We note your response to comment 20 from our letter dated December 21, 2007. As previously requested, using your contractual obligations disclosures included in your Form 10-K/A for the year ended December 31, 2006 as an example, please show us in your supplemental response what the revisions to your table of contractual obligations will look like in future filings.

Exhibit 23.1: Consent of Independent Registered Public Accounting Firm

6. We note your response to comment 24 from our letter dated December 21, 2007. We await the filing of your amended Form 10-K to include a signed consent.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Consolidated Financial Statements

Note 8: Debt

7. We note your response to comment 26 from our letter dated December 21, 2007 in which you state that the only consequence of non-compliance with the debt coverage ratio would be the potential requirement to retain a consultant. However, this does not seem consistent with the disclosures on page 20 of your Form 10-K/A for the year ended December 31, 2006 in which you state that if you fail to comply with your bond covenants, a bond trustee would have the option of demanding immediate repayment of the bonds. Absent a waiver from your lender at the time your Form 10-Q was filed, it appears that your bonds payable should have been classified as current as of September 30, 2007. Furthermore, because your Allstate notes payable contain cross default provisions, it appears that your notes payable should have also been classified as current liabilities. Please advise or amend your Form 10-Q filing and your disclosures on page 2 of your Form S-3 accordingly.

Note 11: Subsequent Event

8. We note your response to comment 27 from our letter dated December 21, 2007, and we appreciate the information you have provided. However, considering the potential complexity of convertible instruments and the related classification and accounting, we request that you provide us with a more complete and comprehensive analysis of the terms of the convertible preferred stock and your conclusions about how to account for them. As part of your submission, we request that you address the specific and appropriate accounting literature in support of your analysis. In particular:

   • Tell us how you determined whether or not the conversion feature and/or the warrants are derivatives. Provide support under SFAS 133 and explain the initial and ongoing accounting;

- Tell us whether you believe that the preferred stock contains a beneficial conversion feature. Provide support and explain the initial and ongoing accounting;
- Tell us how you determined that equity classification is appropriate for your preferred stock and warrants. Provide support and explain the initial and ongoing accounting.

Regarding whether you have any beneficial conversion feature, please provide us with your computations. In this regard, please note that after determining the relative fair values of your preferred stock and warrants, you should determine the *effective* conversion price of your convertible preferred stock. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(a) at the end of EITF 98-5 for an example on how to perform this calculation.

Note, however, that paragraph 5 of EITF 00-27 states that the *effective* conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 5-7 of EITF 00-27 for an example on how to perform this calculation in order to determine the beneficial conversion feature using the effective conversion price.

9. As a related matter, it appears from your response that you have relied on paragraph 8 of EITF 00-19 to determine the equity classification for your preferred stock. However, we note from your disclosures on page 10 of your Form S-3 that your preferred stock instruments may have features which would preclude equity classification based on the provisions of paragraphs 12-32 of EITF 00-19. For example, since redemption of the preferred stock is outside of your control, it is unclear if you are permitted to settle any potential redemption payments in unregistered shares. It is also unclear whether you have sufficient authorized and unissued shares available to redeem your preferred stock in shares of common stock after considering all other commitments that may require the issuance of stock during the period the preferred stock is outstanding.

Please provide us with a detailed analysis of how you considered the provisions of paragraphs 12-32 of EITF 00-19 in determining the classification of your convertible preferred stock as of December 31, 2007. Please also tell us how you considered the provisions of Rule 5-02-28 of Regulation S-X and ASR 268. Your analysis should also address how you considered the possibility that a Nasdaq listing could result in a requirement to redeem all of your outstanding Series D preferred stock (as disclosed on page 4 of your S-3).

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Accountant at (202) 551-3424 or John Hartz, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director